Repligen Corporation

41 Seyon Street, Bldg #1
Waltham, MA 02453-8335

Telephone: 781-250-0111
Telefax: 781-250-0115

March 13, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jeff Riedler / Laura Crotty

Re:	Repligen Corporation
Form 10-K for Fiscal Year Ended March 31, 2008 : File No. 000-14656

Dear Mr. Riedler and Ms. Crotty:

This letter is being furnished on behalf of Repligen Corporation (the “Company”) in response to comments in the letter dated March 2, 2009 (the “Letter”) from Jeff Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Walter C. Herlihy, President and Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 (the “Form 10-K”) that was filed with the Commission on June 13, 2008.

We respectfully request an extension of time until March 31, 2009 to provide our response. This will provide the time needed to fully and adequately prepare and review the response with all applicable parties. Thank you for your consideration in this matter.

If you require additional information, please telephone the undersigned at (781) 419-1874.

Sincerely,

/s/ William J. Kelly
William J. Kelly
Chief Financial Officer
Repligen Corporation

cc:	Walter C. Herlihy, Repligen Corporation
Robert E. Puopolo, Goodwin Procter LLP